CUSIP No. 846511 103        Page 1 of 14

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 3)
Under the Securities Exchange Act of 1934

Spark Energy, Inc.
(Name of Issuer)
Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)
846511 103
(CUSIP Number)
Gil Melman
12140 Wickchester Ln., Ste 100
Houston, Texas 77079
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 14, 2016
(Date of Event which Requires Filing of this Statement)

CUSIP No. 846511 103        Page 2 of 14

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

1.	Names Of Reporting Persons. W. Keith Maxwell III
2.	Check The Appropriate Box If a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO, PF (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 135,035
	8.	Shared Voting Power 10,756,473*
	9.	Sole Dispositive Power 135,035
	10.	Shared Dispositive Power 10,756,473*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,891,508*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 65.1%**
14.	Type of Reporting Person (See Instructions) IN

*	Calculated in the manner set forth in Item 5 as if the Class B Common Stock converted into Class A Common Stock.
**
Based on 6,496,559 shares of Class A Common Stock and 10,224,742 shares of Class B Common Stock as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2016 and filed with the Securities and Exchange Commission on November 10, 2016.

CUSIP No. 846511 103        Page 3 of 14

1.	Names Of Reporting Persons. TxEx Energy Investments, LLC
2.	Check The Appropriate Box If a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐
6.	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 10,756,473*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 10,756,473*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,756,473*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 64.3%**
14.	Type of Reporting Person (See Instructions) OO – Limited Liability Company

*	Calculated in the manner set forth in Item 5 as if the Class B Common Stock converted into Class A Common Stock.
**
Based on 6,496,559 shares of Class A Common Stock and 10,224,742 shares of Class B Common Stock as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2016 and filed with the Securities and Exchange Commission on November 10, 2016.

CUSIP No. 846511 103        Page 4 of 14

1.	Names Of Reporting Persons. Retailco, LLC
2.	Check The Appropriate Box If a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐
6.	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 10,484,242*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 10,484,242*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,484,242*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 62.7%**
14.	Type of Reporting Person (See Instructions) OO – Limited Liability Company

*	Calculated in the manner set forth in Item 5 as if the Class B Common Stock converted into Class A Common Stock.
**
Based on 6,496,559 shares of Class A Common Stock and 10,224,742 shares of Class B Common Stock as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2016 and filed with the Securities and Exchange Commission on November 10, 2016.

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1.	Names Of Reporting Persons. Electric Holdco, LLC
2.	Check The Appropriate Box If a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐
6.	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 137,500*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 137,500*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 137,500*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) **
14.	Type of Reporting Person (See Instructions) OO – Limited Liability Company

*	Calculated in the manner set forth in Item 5 as if the Class B Common Stock converted into Class A Common Stock.
**	Less than 1%.

CUSIP No. 846511 103        Page 6 of 14

1.	Names Of Reporting Persons. NuDevco Retail Holdings, LLC
2.	Check The Appropriate Box If a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐
6.	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 137,500*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 137,500*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 137,500*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) **
14.	Type of Reporting Person (See Instructions) OO – Limited Liability Company

*	Calculated in the manner set forth in Item 5 as if the Class B Common Stock converted into Class A Common Stock.
**	Less than 1%.

CUSIP No. 846511 103        Page 7 of 14

1.	Names Of Reporting Persons. NuDevco Retail, LLC
2.	Check The Appropriate Box If a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐
6.	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 137,500*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 137,500*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 137,500*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) **
14.	Type of Reporting Person (See Instructions) OO – Limited Liability Company

*	Calculated in the manner set forth in Item 5 as if the Class B Common Stock converted into Class A Common Stock.
**	Less than 1%.

CUSIP No. 846511 103        Page 8 of 14

1.	Names Of Reporting Persons. Retailco Acquisition Co, LLC
2.	Check The Appropriate Box If a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐
6.	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 134,731*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 134,731*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 134,731*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) **
14.	Type of Reporting Person (See Instructions) OO – Limited Liability Company

*	Calculated in the manner set forth in Item 5 as if the Class B Common Stock converted into Class A Common Stock.
**	Less than 1%.

CUSIP No. 846511 103        Page 9 of 14

Amendment No. 3 to Schedule 13D

This Amendment No. 3 to Schedule 13D (this “Amendment”) amends and restates (where indicated) the Schedule 13D filed with the Securities and Exchange Commission on August 8, 2014, as amended by Amendment No. 1 thereto filed on April 8, 2016 (“Amendment No. 1”) and Amendment No. 2 thereto filed on August 25, 2016 (“Amendment No. 2” and, together with Amendment No. 1 and amending the Schedule 13D as filed on August 8, 2014, the “Schedule 13D”), and relates to the beneficial ownership by the Reporting Persons (defined below) of the Class A common stock, par value $0.01 per share (the “Class A Common Stock”) of Spark Energy, Inc., a corporation organized under the laws of the State of Delaware (the “Issuer”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D. Information in this Amendment is presented as of November 14, 2016.

Item 2.	Identity and Background
Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:
(a) This Schedule 13D is being filed jointly by: (i) W. Keith Maxwell III (“Individual Filer”), (ii) TxEx Energy Investments, LLC, a Texas limited liability company (“TxEx”), (iii) Retailco, LLC, a Texas limited liability company (“Retailco”), (iv) Electric Holdco, LLC, a Texas limited liability company (“Electric Holdco”), (v) NuDevco Retail Holdings, (vi) NuDevco Retail, and (vii) Retailco Acquisition Co, LLC, a Texas limited liability company (“RAC”). TxEx, Retailco, Electric Holdco, NuDevco Retail Holdings, NuDevco Retail and RAC are collectively referred to as the “Reporting Entities.” The Individual Filer and the Reporting Entities are collectively referred to as the “Reporting Persons.”
The Individual Filer is the sole member of TxEx. TxEx is the sole member of Retailco, Electric Holdco and RAC. Electric Holdco is the sole member of NuDevco Retail Holdings. NuDevco Retail Holdings is the sole member of NuDevco Retail.
The Reporting Persons have entered into an Amended and Restated Joint Filing Agreement, dated as of November 17, 2016, a copy of which is filed herewith as Exhibit 9.
(b), (c) Information with respect to the Individual Filer, including business address, present principal occupation or employment and the name, principal business and address of any organization in which such employment is conducted is listed on Schedule I, which is attached hereto and is incorporated in this Item 2 by reference. Information with respect to the Reporting Entities, including principal business, the address of the principal office and certain information with respect to the executive officers of each such entity is listed on Schedule II, which is attached hereto and incorporated in this Item 2 by reference.
(d) During the last five years, none of the Reporting Persons nor any executive officer of the Reporting Entities has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).
(e) During the last five years, none of the Reporting Persons nor any executive officer of the Reporting Entities was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.
(f) The Individual Filer is a United States citizen. Each of the Reporting Entities is a limited liability company organized under the laws of the State of Texas.

CUSIP No. 846511 103        Page 10 of 14

Item 3.	Source and Amount of Funds or Other Consideration
Item 3 of the Schedule 13D is hereby amended to add the following at the end of the paragraph:
On October 5, 2016, RAC issued to the Company an irrevocable commitment to convert the CenStar Note into 134,731 shares of Class B Common Stock (and related Spark HoldCo Units) on January 8, 2017, and the Oasis Note into 383,090 shares of Class B Common Stock (and related Spark HoldCo Units) on January 31, 2017.

Item 4.	Purpose of Transaction
Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:
The acquisitions of Class B Common Stock by the Reporting Persons were undertaken for investment purposes. The Reporting Persons also intend to participate in and influence the affairs of the Issuer through their voting rights with respect to their shares of Class A Common Stock and Class B Common Stock.
As described in Item 6 below, subject to the terms of the Spark HoldCo LLC Agreement, the Spark HoldCo Units (together with a corresponding number of shares of Class B Common Stock) may be exchanged, at any time and from time to time, for Class A Common Stock (or cash at the Issuer or Spark HoldCo’s election) at an exchange ratio of one share of Class A Common Stock for each Spark HoldCo Unit (and corresponding share of Class B Common Stock).
The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, depending upon the price of and other market conditions relating to the Class A Common Stock or other securities of the Issuer, subsequent developments affecting the Issuer, the Issuer’s business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations, and other factors deemed relevant, may decide to increase or decrease the size of their investment in the Issuer or seek exchange of the Class B Common Stock and Spark HoldCo Units into Class A Common Stock.
On October 7, 2016, the Issuer filed a registration statement with respect to the offer and sale from time to time, by the Issuer of up to $200,000,000 of Class A Common Stock, preferred stock, depositary shares and warrants, and by NuDevco Retail, Retailco and RAC of up to 11,339,563 shares of Class A Common Stock. The registration statement was declared effective on October 20, 2016. NuDevco Retail, Retailco and RAC may sell shares of Class A Common Stock in the future under the registration statement, depending upon general stock market conditions, economic conditions and other factors.
As part of the Issuer’s growth strategy, it may engage in transactions with the Reporting Entities and other entities affiliated with the Individual Filer. Such transactions may involve the issuance of Class A Common Stock, Class B Common Stock or securities convertible or exchangeable into Class A Common Stock or Class B Common Stock to the Reporting Entities or other entities affiliated with the Individual Filer.
Except as set forth in this Item 4, the Reporting Persons do not have any specific plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:
(a) To the best knowledge of the Reporting Persons, as of November 14, 2016, there were 6,496,559 shares of Class A Common Stock outstanding and 10,224,742 shares of Class B Common Stock outstanding. The Individual Filer is the sole member of TxEx. TxEx is the sole member of Retailco, Electric Holdco and RAC. Electric Holdco is the sole member of NuDevco Retail Holdings. NuDevco Retail Holdings is the sole member of NuDevco Retail.

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Accordingly, the Reporting Persons may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act of 1934, as amended, and for purposes of qualifying the Issuer as a “controlled company” pursuant to the rules of the NASDAQ. As a group, the Reporting Persons beneficially own in the aggregate 10,891,508 shares of Class A Common Stock (assuming exchange of the 10,224,742 shares of Class B Common Stock and corresponding Spark HoldCo Units for Class A Common Stock on a one-for-one basis as described in Item 6 below), representing 65.1% of the total outstanding shares of Class A Common Stock on an as-converted basis. Individually, the aggregate number and percentage of the Class A Common Stock beneficially owned (assuming an exchange of the shares of Class B Common Stock and corresponding Spark HoldCo Units for Class A Common Stock on a one-for-one basis as described in Item 6 below) by the Reporting Persons include: (1) 10,891,508 shares of Class A Common Stock beneficially owned by the Individual Filer, representing 65.1% of the outstanding Class A Common Stock, (2) 10,756,473 shares of Class A Common Stock beneficially owned by TxEx, representing 64.3% of the outstanding Class A Common Stock, (3) 10,484,242 shares of Class A Common Stock beneficially owned by Retailco, representing 62.7% of the outstanding Class A Common Stock, (4) 137,500 shares of Class A Common Stock beneficially owned by Electric Holdco, representing less than 1% of the outstanding Class A Common Stock, (5) 137,500 shares of Class A Common Stock beneficially owned by NuDevco Retail Holdings, representing less than 1% of the outstanding Class A Common Stock, (6) 137,500 shares of Class A Common Stock beneficially owned by NuDevco Retail, representing less than 1% of the outstanding Class A Common Stock, and (7) 134,731 shares of Class A Common Stock beneficially owned by RAC, representing less than 1% of the outstanding Class A Common Stock, which RAC has the right to acquire in connection with its irrevocable commitment to convert the CenStar Note into 134,731 shares of Class B Common Stock (and related Spark HoldCo Units) on January 8, 2017.
Terry Jones, the Executive Vice President and General Counsel of each of the Reporting Entities, owns 26,405 shares of Class A Common Stock, representing less than 1% of the outstanding shares of Class A Common Stock. Todd Gibson, the Executive Vice President and Chief Financial Officer of each of the Reporting Entities, owns 18,884 shares of Class A Common Stock, representing less than 1% of the outstanding shares of Class A Common Stock.
(b) The Individual Filer has sole voting power and sole dispositive power over 135,035 shares of Class A Common Stock and has shared voting power and shared dispositive power over 10,756,473 shares of Class A Common Stock (assuming exchange). TxEx does not have sole voting power or sole dispositive power over any shares of Class A Common Stock and has shared voting power and shared dispositive power over 10,756,473 shares of Class A Common Stock (assuming exchange). Retailco does not have sole voting power or sole dispositive power over any shares of Class A Common Stock and has shared voting power and shared dispositive power over 10,484,242 shares of Class A Common Stock (assuming exchange). Electric Holdco does not have sole voting or sole dispositive power of any shares of Class A Common Stock and has shared voting power and shared dispositive power over 137,500 shares of Class A Common Stock (assuming exchange). NuDevco Retail Holdings does not have sole voting power or sole dispositive power over any shares of Class A Common Stock and has shared voting power and shared dispositive power over 137,500 shares of Class A Common Stock (assuming exchange). NuDevco Retail does not have sole voting power or sole dispositive power over any shares of Class A Common Stock and has shared voting power and shared dispositive power over 137,500 shares of Class A Common Stock (assuming exchange). RAC does not have sole voting power or sole dispositive power over any shares of Class A Common Stock and has shared voting power and shared dispositive power over 134,731 shares of Class A Common Stock (assuming exchange).

Terry Jones, the Executive Vice President and General Counsel of each of the Reporting Entities, has sole voting and sole dispositive power over 26,405 shares of Class A Common Stock. Todd Gibson, the Executive Vice President and Chief Financial Officer of each of the Reporting Entities, has sole voting and sole dispositive power over 18,884 shares of Class A Common Stock.

(c) During the past sixty days, none of the persons named in response to this Item 5(a) have effected any transaction involving the Class A Common Stock, except as described below and in Item 6.
On November 14, 2016, the Individual Filer directly purchased 42,185 shares of Class A Common Stock in multiple transactions on the NASDAQ open market using personal funds. 25,877 shares of Class A Common Stock were

CUSIP No. 846511 103        Page 12 of 14

purchased at a weighted-average price of $25.49 in multiple transactions at prices ranging from $24.89 to $25.85, inclusive, and 16,308 shares of Class A Common Stock were purchased at a weighted-average price of $26.14 in multiple transactions at prices ranging from $25.90 to $26.50, inclusive. The Individual Filer undertakes to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth herein.
(d) Except as listed in Item 5(a), to the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive, or the power to direct the receipt of dividends from, or the power to direct the receipt of proceeds of the sale of the Class A Common Stock beneficially owned by the Reporting Persons.
(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended to add the following at the end of the paragraph:
GRANT OF RESTRICTED STOCK UNITS
On September 15, 2016, Retailco granted 215,000 restricted stock units (“RSUs”) to employees of National Gas & Electric, LLC, a wholly owned subsidiary of Retailco. Each RSU represents a right to receive, upon vesting, one share of Class A Common Stock held by Retailco. Until vesting of the RSUs, Retailco retains voting and investment power over the underlying Class A Common Stock.

Item 7.	Material to Be Filed as Exhibits
Item 7 of the Schedule 13D is hereby amended by amending and restating Exhibit 9 and by inserting Exhibit 18 after the last paragraph of Item 7 of the Schedule 13D.

Exhibit Number	Description of Exhibit

Exhibit 9	Amended and Restated Joint Filing Agreement for Schedule 13D.

Exhibit 18	Power of Attorney of Retailco Acquisition Co, LLC (filed as Exhibit 24 to Retailco Acquisition Co, LLC’s Form 5 filed on February 10, 2016 and incorporated herein by reference).

SIGNATURES
After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

/s/ W. Keith Maxwell III, by Gil Melman
as attorney-in-fact	11/17/2016

/s/ TxEx Energy Investments, LLC, by Gil Melman
as attorney-in-fact	11/17/2016

/s/ Retailco, LLC, by Gil Melman
as attorney-in-fact	11/17/2016

/s/ Electric Holdco, LLC, by Gil Melman
as attorney-in-fact	11/17/2016

/s/ NuDevco Retail Holdings, LLC, by Gil Melman
as attorney-in-fact	11/17/2016
/s/ NuDevco Retail, LLC, by Gil Melman
as attorney-in-fact	11/17/2016
/s/ Retailco Acquisition Co, by Gil Melman
as attorney-in-fact	11/17/2016

SCHEDULE I
The business address of the Individual Filer is 12140 Wickchester Ln., Ste 100, Houston, Texas 77079. The present principal occupation or employment and the name, principal business and address of any other organization in which such employment is conduct is listed below.

Entity Name and Principal Business	Present Principal Occupation or Employment
TxEx Energy Investments, LLC, a holding company (1)	President and Chief Executive Officer
Retailco, LLC, a holding company (1)	President and Chief Executive Officer
Electric Holdco, LLC, a holding company (1)	President and Chief Executive Officer
NuDevco Retail Holdings, LLC, a holding company (1)	Chief Executive Officer
NuDevco Retail, LLC, a holding company (1)	Chief Executive Officer
Retailco Acquisition Co, LLC, a holding company (1)	Chief Executive Officer
Spark Energy, Inc., a retail energy provider (1)	Chairman of the Board of Directors, Director

(1)	The entity’s business address is 12140 Wickchester Ln., Ste 100, Houston, Texas 77079.

1

SCHEDULE II
Each of the Reporting Entities is a holding company with its principal offices located at 12140 Wickchester Ln., Ste 100, Houston, Texas 77079. The present principal occupation or employment of each of the executive officers of each such entity is set forth below.
TxEx Energy Investments, LLC

Name	Present Principal Occupation or Employment	Business Address	Citizenship
W. Keith Maxwell III	President and Chief Executive Officer	(1)	United States
Todd Gibson	Executive Vice President and Chief Financial Officer	(1)	United States
Terry D. Jones	Executive Vice President and General Counsel	(1)	United States
Retailco, LLC

Name	Present Principal Occupation or Employment	Business Address	Citizenship
W. Keith Maxwell III	President and Chief Executive Officer	(1)	United States
Todd Gibson	Executive Vice President and Chief Financial Officer	(1)	United States
Terry D. Jones	Executive Vice President and General Counsel	(1)	United States
Electric Holdco, LLC

Name	Present Principal Occupation or Employment	Business Address	Citizenship
W. Keith Maxwell III	President and Chief Executive Officer	(1)	United States
Todd Gibson	Executive Vice President and Chief Financial Officer	(1)	United States
Terry D. Jones	Executive Vice President and General Counsel	(1)	United States

NuDevco Retail Holdings, LLC

Name	Present Principal Occupation or Employment	Business Address	Citizenship
W. Keith Maxwell III	Chief Executive Officer	(1)	United States
Todd Gibson	Executive Vice President and Chief Financial Officer	(1)	United States
Terry D. Jones	Executive Vice President and General Counsel	(1)	United States
NuDevco Retail, LLC

Name	Present Principal Occupation or Employment	Business Address	Citizenship
W. Keith Maxwell III	Chief Executive Officer	(1)	United States
Todd Gibson	Executive Vice President and Chief Financial Officer	(1)	United States
Terry D. Jones	Executive Vice President and General Counsel	(1)	United States
Retailco Acquisition Co, LLC

Name	Present Principal Occupation or Employment	Business Address	Citizenship
W. Keith Maxwell III	Chief Executive Officer	(1)	United States
Todd Gibson	Executive Vice President and Chief Financial Officer	(1)	United States
Terry D. Jones	Executive Vice President and General Counsel	(1)	United States

(1)	12140 Wickchester Ln., Ste 100, Houston, Texas 77079.

Exhibit 9

Amended and Restated Joint Filing Agreement

This will confirm the agreement by and among all the undersigned that the Amendment to the Statement on Schedule 13D/A filed on or about this date and any further amendments thereto with respect to the beneficial ownership by the undersigned of the shares of Class A Common Stock, par value $0.01, of Spark Energy, Inc., a Delaware corporation (the “Issuer”), and such other securities of the Issuer that the undersigned may acquire or dispose of from time to time. This agreement is being filed on behalf of each of the undersigned in accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

The undersigned further agree that each party hereto is responsible for timely filing of such Statement on Schedule 13D and any further amendments thereto, and for completeness and accuracy of the information concerning such party contained therein, provided that no party is responsible for the completeness and accuracy of the information concerning the other party, unless such party knows or has reason to believe that such information is inaccurate. The undersigned further agree that this agreement shall be included as an Exhibit to such joint filing.

This agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

[Signatures on following page]

IN WITNESS WHEREOF, the undersigned have executed this agreement as of November 17, 2016.

/s/ W. Keith Maxwell III, by Gil Melman
as attorney-in-fact	11/17/2016

/s/ TxEx Energy Investments, LLC, by Gil Melman
as attorney-in-fact	11/17/2016

/s/ Retailco, LLC, by Gil Melman
as attorney-in-fact	11/17/2016

/s/ Electric Holdco, LLC, by Gil Melman
as attorney-in-fact	11/17/2016

/s/ NuDevco Retail Holdings, LLC, by Gil Melman
as attorney-in-fact	11/17/2016
/s/ NuDevco Retail, LLC, by Gil Melman
as attorney-in-fact	11/17/2016
/s/ Retailco Acquisition Co, by Gil Melman
as attorney-in-fact	11/17/2016